Form 51-102F3

Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 1128 – 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

August 15, 2017

Item 3News Release

The news release was disseminated on August 15, 2017 by way of the facilities of Marketwired.  Copies were also forwarded to the applicable Securities Commissions via SEDAR.

Item 4Summary of Material Change

The Company announced a change in its Board of Directors.

Item 5Full Description of Material Change

Item 5.1Full Description of Material Change

In the Company’s news release dated August 15, 2017, announced the appointment of Mr. Sherif Guorgui to VANC’s Board of Directors.

Mr. Guorgui is a third-generation pharmacist with extensive experience in various pharmacy sectors; such as retail, specialty, regulatory, industry, government and professional affairs.  Sherif is recognized as an individual who has played a significant role in promoting the value of pharmacists and pharmacy technicians in healthcare, and advocating for the pharmacy profession at community, provincial and international levels.

Mr. Guorgui earned his pharmacy degree from the University of Cairo in 1998.  After completing the University of Toronto’s International Pharmacy Graduates program, Sherif has worked as a community pharmacist, managed and operated his own independent pharmacy, and been a franchise/Associate owner with Shoppers Drug Mart.  Mr. Guorgui moved into corporate roles at Shoppers Drug Mart and Rexall/PharmaPlus before joining the Ontario Pharmacists Association (“OPA”) as Vice President of Pharmacy.  In 2016, Mr. Guorgui joined United Pharma Group as CEO.  United Pharma Group is the fastest growing network of independent pharmacy owners in Canada now numbering over 90 members.

Mr. Guorgui has also served as President of the Ontario College of Pharmacists in 2011-2012.  In this role, he focused on promoting the adoption of the expanded scope of practice among pharmacists and initiated accordingly various outreach programs aimed at fostering and encouraging ongoing communication with members of the College.  Mr. Guorgui has developed a dedicated following of patients and practitioners on his various social media accounts.  Sherif has published numerous articles in pharmacy magazines, is a sought-after speaker for community and professional events, and is a guest lecturer at the University of Toronto’s Leslie Dan Faculty of Pharmacy and the University of Waterloo School of Pharmacy.

On an international level, Mr. Guorgui was part of the International Pharmaceutical Federation’s (FIP) I am a Pharmacist project which focused on creating pride in, and awareness of pharmacy on a global level.  He was also featured in the Canadian Foundation for Economic Education’s Potential to Prosperity project promoting pharmacy practice in Canada to international pharmacy graduates.  In 2015, Mr. Guorgui was chosen as one of Canada’s Top Immigrants, promoting the value of international pharmacy graduates to the Canadian society. In 2017, Sherif was recognized with the Ontario Pharmacists Association’s Voice Of Pharmacy Award for his tireless advocacy work for the profession.

Mr. Guorgui is a board member of the Canadian Foundation for Pharmacy, the Ontario Pharmacists Association and the Neighbourhood Pharmacy Association of Canada. He is an advisory board member of the Humber College Pharmacy Technician Program, and is a mentor at the University of Toronto Career Centre Information Interview program.

“On behalf of the VANC board of directors, management and shareholders, I am very pleased to welcome Mr. Guorgui to VANC,” stated David Hall, Chairman of the Board.  “Mr. Guorgui brings a vision of the Canadian pharmacy practice that is aligned with VANC’s focus on bringing value added technology, drugs and OTC products to Canadians,” added Mr. Hall.

“I am excited to be joining VANC and to support its mission to enable the evolution of pharmacy practice through innovative technology, programs and products,” commented Mr. Guorgui. “I share VANC’s belief that pharmacists have a vital and continuously expanding role in the health care system and I look forward to helping VANC empower pharmacists to further innovate their practice and grow their business.”

“I am delighted to have Mr. Guorgui joining VANC in support of our mission to elevate the practice of pharmacy in Canada,” said Bob Rai, CEO.  “Sherif is a seasoned strategic leader in pharmacy and his addition to our board is a key milestone in the growth of VANC,” concluded Mr. Rai.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Bob Rai, Chief Executive Officer and Director

Business Telephone:604 247-2639

Facsimile:604 247-2693

Item 9Date of Report

August 15, 2017